SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
[Amendment No.    ]

TERAGLOBAL COMMUNICATIONS CORP.
(Name of Issuer)

TERAGLOBAL COMMUNICATIONS CORP.
(Name of Person Filing Statement)

Common Stock, Par Value $.001 per share
(Title of Class of Securities)

880771-20-9
(CUSIP Number of Class of Securities)

James A. Mercer III
Executive Vice President
TeraGlobal Communications Corp.
9171 Towne Centre Drive, Suite 600
San Diego, CA 92122
(858) 404-5500

(Name, Address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This Statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value(1)	Filing Fee(2)
$150,000.00	$30.00

(1)    For purposes of calculating the filing fee only. The filing fee was calculated based on the purchase price of $290 per share or pro rata portion thereof, after giving effect to a one-for-1,000 reverse split as described herein, for all issued and outstanding shares of Common Stock acquired pursuant to this transaction.

(2)    The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate value of cash to be paid by TeraGlobal Communications Corp. for the fractional shares of Common Stock resulting from a reverse split.

        ☐    Check the box if any part of the fee is offset as provided by section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $
  Form or Registration No.:
  Filing Party:
  Date Filed:

Introduction

        This Schedule 13E-3 Transaction Statement (together will any Exhibits or Annexes hereto, this "Transaction Statement") is being filed by TeraGlobal Communications Corp., a Delaware corporation ("TeraGlobal" or the "Company"), and relates to a 1-for-1,000 reverse split of its outstanding Common Stock (the "Reverse Split").

        The Reverse Split is part of a reorganization of TeraGlobal's capital structure that is comprised of three steps: (1) an assignment of assets and liabilities from TeraGlobal to Wave Three Software, Inc., a Delaware corporation ("Wave Three") and wholly owned subsidiary of TeraGlobal (the "Assignment of Assets and Liabilities"), (2) the Reverse Split, and (3) following the Reverse Split, a merger of TeraGlobal into a subsidiary of Wave Three (the "Merger").

        The Assignment of Assets and Liabilities was effected on May 14, 2002. That transaction was approved by the Board of Directors of TeraGlobal at meetings held on February 4, 2002 and May 13, 2002. The stockholders of TeraGlobal approved the Assignment of Assets and Liabilities by consent resolution dated February 19, 2002.

        The Reverse Split will be effected on or about June 15, 2002. The Reverse Split was approved by the Board of Directors of TeraGlobal at a meeting held on May 13, 2002, and by the stockholders of TeraGlobal pursuant to a consent resolution dated May 13, 2002 (the "Consent Resolution"). The Reverse Split is being effected with the specific intent to reduce the number of stockholders of TeraGlobal's Common Stock to a level where the Company is no longer obligated to file public reports under the Securities Act of 1934, as amended, and to avoid becoming an investment company subject to the regulatory requirements of the Investment Company Act of 1940 (the "Investment Company Act").

        Following the Reverse Split, TeraGlobal intends to enter into the Merger. WallerSutton 2000 L.P., a Delaware limited partnership ("WallerSutton") controls a majority of the voting power of each class of TeraGlobal's outstanding capital stock and will continue to do so after the Reverse Split. WallerSutton plans to approve the Merger with the effect that each of the TeraGlobal stockholders remaining after the Reverse Split will receive shares of Common Stock of Wave Three, and TeraGlobal will become a wholly owned subsidiary of Wave Three.

Item 1. Summary Term Sheet

        The information set forth under the caption "Summary of The Reverse Split" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

Item 2. Subject Company Information.

        (a)    The Company's full name and the address and telephone number for its principal executive offices are:

TeraGlobal Communications Corp.
9171 Towne Centre Drive, Suite 600
San Diego, California 92122
(858) 404-5500

        (b)    The exact title of the class of security that is the subject of this filing is the Company's Common Stock, $.001 par value (the "Existing Common Stock"). As of April 30, 2002, the most recent practicable date hereof, the Company had 2,376,769 shares of Common Stock outstanding.

        (c)    The principal market for the Company's Common Stock is the OTC Bulletin Board maintained by the NASD (the "OTC Bulletin Board"), where the stock currently trades under the symbol "TGCM". During the period from May 12, 2000 to July 24, 2001 the Common Stock was traded on the Nasdaq National Market. The following table sets forth, for the fiscal period indicated, the high and low closing bid prices for the Common Stock as reported on the Nasdaq National Market or the OTC Bulletin Board, as adjusted for a 1-for-25 reverse stock split effected in March 2002. The quotations for the Common Stock traded on the OTC Bulletin Board may reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	High	Low
Year Ended December 31, 2002
Second Quarter to April 30, 2002	$0.31	$0.25
First Quarter	$7.75	$0.25
Year Ended December 31, 2001
Fourth Quarter	12.50	6.50
Third Quarter	13.00	6.25
Second Quarter	22.50	8.50
First Quarter	20.25	9.50
Year Ended December 31, 2000
Fourth Quarter	59.50	8.75
Third Quarter	82.75	47.75
Second Quarter	218.75	65.75
First Quarter	278.25	170.25

        (d)    TeraGlobal has never declared or paid cash dividends on its Common Stock. It is restricted from paying any dividends on the Common Stock under the terms of its Series A Convertible Preferred Stock. The Certificate of Designations for the Series A Convertible Preferred Stock as filed with the Delaware Secretary of State on June 28, 2001, provides that no dividends may be paid on Common Stock unless (i) the same per share dividend is declared on the Company's Series A Convertible Preferred Stock; and (ii) a special dividend or distribution equal to the per share Liquidation Amount for the Series A Convertible Preferred Stock has been declared.

        (e)    Not applicable.

        (f)    TeraGlobal has not made any open market purchases of its Common Stock in the past two years. It did enter into a negotiated repurchase transaction on January 31, 2002 in connection with a Severance Agreement with its prior Chief Technology Officer. That officer had received loans from TeraGlobal in the aggregate principal amount of $236,000. TeraGlobal accepted the return and cancellation of 30,000 shares of its Common Stock at a value of $2.00 per share (the market price on the date of the transaction) as partial payment for the loan.

          Mr. Robert Randall, a director of TeraGlobal, purchased shares of Common Stock on one occasion over the past two years. In February 2001, Mr. Randall acquired shares of Common Stock directly from TeraGlobal in a private placement transaction. Mr. Randall purchased 16,000 shares of restricted Common Stock at a price of $12.50 per share.

          Mr. John F.A.V. Cecil, a director of TeraGlobal purchased shares of Common Stock on one occasion over the past two years. In February 2001, Mr. Cecil acquired shares of Common Stock directly from TeraGlobal in a private placement transaction. Mr. Cecil purchased, directly and indirectly, 12,000 shares of restricted Common Stock at a price of $12.50 per share.

          WallerSutton, an affiliate of TeraGlobal, purchased shares of Common Stock on one occasion over the past two years. In February 2002, WallerSutton acquired shares of Common Stock directly from TeraGlobal in a private placement transaction. The shares were issued in connection with a financing transaction that took place in December 2001. In that transaction, WallerSutton and others purchased Convertible Promissory Notes, Common Stock Purchase Warrants and certain Default Warrants. The Default Warrants were exercisable at $0.025 per share and were vest in the event of a default under the terms of the financing transaction. A default occurred in January 2002 and in February 2002, WallerSutton exercised 1,338,482 Default Warrants on a net issue basis for 1,332,503 shares of TeraGlobal's Common Stock. See Item 3(b) below.

Item 3. Identity and Background of Filing Person.

        (a)    TeraGlobal is making this filing. Its full name and the address and telephone number of its principal executive offices are:

TeraGlobal Communications Corp.
9171 Towne Centre Drive, Suite 600
San Diego, California 92122
(858) 404-5500

        The name, business address and business telephone number of each of TeraGlobal's affiliates and directors and officers are listed in items (b) and (c) below.

        (b)    WallerSutton is an affiliate of TeraGlobal by virtue of its ownership of a majority of TeraGlobal's outstanding Series A Convertible Preferred Stock and Common Stock. The information set forth on the table below is given with respect to (a) WallerSutton, a Delaware limited partnership, (b) WallerSutton 2000 L.L.C. ("Waller-LLC"), a Delaware limited liability company and the sole general partner of WallerSutton, and (c) each of the members of Waller-LLC. Column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column (d) indicates whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and column (e) indicates whether or not, during the last five years, such person was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding any violation of federal or state securities laws.

(a)	(b)	(c)	(d)	(e)	(f)
WallerSutton 2000, L.P.	c/o WS Capital, LLC, 500 West Putnam Ave., 3rd Fl. Greenwich, CT 06830	To purchase, manage, hold, own, invest in, and dispose of all or any portion of securities of companies owning either directly or through one or more intermediaries, all or any portion of a business in the entertainment, media or communications industries or businesses related thereto.	No	No	N/A
WallerSutton 2000 L.L.C.	c/o WS Capital, LLC, 500 West Putnam Ave., 3rd Fl. Greenwich, CT 06830	To serve as general partner of WallerSutton.	No	No	N/A
Cathy M. Brienza	c/o Waller-Sutton Management Group, Inc., One Rockefeller Plaza, Suite 3300 New York, NY 10020	Member and Manager of Waller-LLC and member of Investment Committee of WallerSutton.	No	No	U.S.
William H. Ingram	c/o Waller-Sutton Management Group, Inc., One Rockefeller Plaza, Suite 3300 New York, NY 10020	Member and Manager of Waller-LLC and member of Investment Committee of WallerSutton.	No	No	U.S.
John W. Waller, III	c/o Waller Capital Corporation, 30 Rockefeller Plaza, Suite 4350, New York, NY 10112	Chairman of Waller Capital Corporation, an investment banking company, Member and Manager of Waller-LLC and member of Investment Committee of WallerSutton.	No	No	U.S.
John T. Woodruff	c/o WS Capital, LLC, 500 West Putnam Ave., 3rd Fl. Greenwich, CT 06830	Member and Manager of Waller-LLC and member of Investment Committee of WallerSutton.	No	No	U.S.

        (c)    Information concerning TeraGlobal's directors and executive officers is as follows:

  John F.A.V. Cecil
  One Town Square Blvd., Suite 330
  Asheville, NC 28803
  (828) 209-2000

        John F.A.V. Cecil has been a director of TeraGlobal since March 1999, and was appointed Chairman of the Board in September 2000. Since 1992 Mr. Cecil has served as the President of

Biltmore Farms Inc., a real estate development company. Mr. Cecil is currently a member of the Board of Directors of Mission-St. Joseph's Health Systems, Inc., the Asheville Area Chamber of Commerce and The Association of Governing Boards of Universities and Colleges. He is also the Vice-Chairman—Board of Governors of the University of North Carolina, which is responsible for the general determination, control, supervision, management and governance of all affairs of the 16 constituent institutions. Mr. Cecil holds a Bachelor of Arts degree from the University of North Carolina at Chapel Hill and a Masters in International Management, from the American Graduate School of International Management. Mr. Cecil is a citizen of the United States.

  Robert Randall
  9171 Towne Centre Drive, Suite 600
  San Diego, CA 92122
  (858) 404-5500

        Robert Randall has been Chief Executive Officer of TeraGlobal since January 29, 2001. From January 1998 to January 2001, Mr. Randall was a management and strategic planning consultant to the multimedia, telematics, and service provider industries. From October 1994 through December 1998, Mr. Randall was a founder of, and ultimately Executive Vice President, Board member, and Chief Operating Officer of Verado Holdings, Inc., formerly FirstWorld Communications (Nasdaq: VRDO), a full service voice, data, systems integration, and application service provider. From 1974 to 1994, Mr. Randall was founder and President of Randall Lamb Associates, Consulting Engineers, providers of planning and design services to the construction industry. Mr. Randall holds a Bachelor of Science Electrical Engineering degree, and is a registered Professional Engineer in California, Arizona, Texas, and Florida. Mr. Randall is a citizen of the United States.

  James A. Mercer III
  9171 Towne Centre Drive, Suite 600
  San Diego, CA 92122
  (858) 404-5500

        James A. Mercer III has been the Chief Financial Officer of TeraGlobal since December 2000, the Executive Vice President since February 2000, and Secretary of TeraGlobal since April 1999. From April 1994 to March 1999, Mr. Mercer was a partner of and associated with the law firm of Luce, Forward, Hamilton & Scripps LLP, San Diego, California, where he specialized in corporate and securities law. From December 1991 to April 1994, Mr. Mercer was associated with the law firm of O'Connor, Cavanagh, Andersen, Westover, Killingsworth & Beshears, Nogales, Arizona. From August 1989 to December 1991 he was associated with the law firm of Ervin, Cohen & Jessop, Beverly Hills, California. Mr. Mercer obtained his Bachelor of Arts from the University of California Los Angeles. He obtained a Masters in Business Administration with concentration in administrative finance from the California State University Fullerton. He received his Juris Doctor from the University of Southern California. Mr. Mercer is a citizen of the United States.

  James Crabtree
  500 West Putnam Avenue, Suite 360
  Greenwich, CT 06830
  (203) 861-7080

        Mr. Crabtree joined TeraGlobal's Board of Directors in July 2001. Since November 2000, Mr. Crabtree has been a Managing Director of WS Capital L.L.C., the management company for WallerSutton. WallerSutton was the lead investor in a Series A Convertible Preferred Stock financing transaction for the Company that closed in June 2001. Under the terms of that financing arrangement, WallerSutton 2000, L.P. has the right to appoint two members to the Company's Board of Directors so long as 50% of the Preferred Stock remains outstanding. Prior to joining WS Capital L.L.C., Mr. Crabtree was with GE Capital (NYSE: GE) from February 1998 to November 2000, where he was a Vice President in the Global Telecom Group, and was responsible for underwriting, negotiating and closing private debt and equity transactions with domestic telecom companies. From 1995 to 1998, Mr. Crabtree was a Senior Associate with Chase Securities where he performed valuation and capital structure analytics for acquisitions and leveraged finance in a broad range of industries including telecom, industrial and manufacturing, consumer products, pharmaceuticals and technology. From 1991 to 1995, he worked in sales and management in his family's small consumer products manufacturing company. From 1988 to 1991 he worked in consultative sales for Granite Computer Products, Inc., a value-added reseller in the technology industry, installing local and wide area networks. Mr. Crabtree also serves on the Board of Directors of Florida Digital Networks, Inc., a privately-held integrated service provider, as well as Axiom Navigation, Inc., a private GPS design and development engineering firm. Mr. Crabtree received a Bachelor of Arts in English from the University of California at Berkeley and a MBA in Finance and Accounting from Northwestern University. Mr. Crabtree is a citizen of the United States.

  James Morris
  500 West Putnam Avenue, Suite 360
  Greenwich, CT 06830
  (203) 861-7080

        Mr. Morris joined TeraGlobal's Board of Directors in July 2001. Since November 2000, Mr. Morris has been a Managing Director of WS Capital L.L.C, the management company for WallerSutton. WallerSutton was the lead investor in a Series A Convertible Preferred Stock financing transaction for the Company that closed in June 2001. Under the terms of that financing arrangement, WallerSutton has the right to appoint two members to the Company's Board of Directors so long as 50% of the Preferred Stock remains outstanding. Prior to joining WS Capital L.L.C., Mr. Morris was with GE Capital (NYSE: GE) from July 1997 to November 2000, where he was a Vice President in the Global Telecom Group. From 1993 to 1997, he was Vice President and Team Leader in the Media & Communications Group at Credit Lyonnais, where he developed and managed the bank's relationships in the cable, broadcasting, cellular, paging and programming segments, and managed a portfolio in excess of $1 billion. Mr. Morris received a Bachelor of Arts in Economics from Hamilton College and a MBA in Finance from Columbia University. Mr. Morris is a citizen of the United States.

  William F. Reddersen
  795 Hammond Drive, #1507
  Atlanta, GA 30328
  (404) 303-7877

        Mr. Reddersen joined TeraGlobal in September 2000 as a Director. From September 2000 to January 2001, Mr. Reddersen served as the Company's Interim Chief Executive Officer. From September 1987 to August 2000, Mr. Reddersen served in various senior management positions with BellSouth, including: Executive Vice President—Corporate Strategy (January - August 2000); Group President—Value Added Services (July 1995 - January 2000); Senior Vice President Broadband Strategies (July 1993 - July 1995); President—BellSouth Business Systems (June 1990 - July 1993); Vice President Marketing—BellSouth Services (June 1989 - June 1990) and Vice President Marketing—BellSouth Enterprises (September 1987 - June 1989). Prior to joining BellSouth, Mr. Reddersen spent 18 years various positions with AT&T, including: Network Vice President—Western Regional AT&T Communications (June 1985 - June 1987); and Sales Vice President—Southern Regional AT&T Communications (June 1983 - June 1985). Mr. Reddersen currently serves as a member of the Board of Directors of Peak-10 Communications, a privately held communications company, and as a member of the Advisory Board of Clear Communications. Mr. Reddersen received his Bachelor of Science degree in Mathematics from the University of Maryland. He received his Masters of Science degree in Management from the Massachusetts Institute of Technology, where he was a Sloan Fellow. Mr. Reddersen is a citizen of the United States.

        During the past five years, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the foregoing individuals was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding any violation of federal or state securities laws.

        (d)    Not applicable.

Item 4. Terms of the Transaction.

        (a)    The Reverse Split will become effective on or about June 15, 2002, or as soon thereafter as the Certificate of Amendment can be filed with the Delaware Secretary of State (the "Effective Date"). On the Effective Date each 1,000 shares of Existing Common Stock issued and outstanding will be automatically converted into one share of new Common Stock ("New Common Stock").

        TeraGlobal will not issue fractional shares of New Common Stock or scrip resulting from the Reverse Split. Instead, TeraGlobal will purchase all fractional shares for cash, based on price of $290.00 for a full share of New Common Stock (which will be prorated based on the actual fractional percentage owned by each stockholder). This price is equivalent to $0.29 per share of Existing Common Stock (prior to the Reverse Split).

        The Reorganization is being effected to create a privately held entity to continue the business conducted by TeraGlobal. The purpose of the Reverse Split is to decrease the total number of TeraGlobal's stockholders from approximately 2,000 to approximately 50. By reducing the number of stockholders below 300, the Company will be eligible to terminate its registration and reporting obligations, under the Securities Exchange Act of 1934, as amended. By reducing the number of stockholders below 100, the Company will avoid the regulatory provisions of the Investment Company Act.

        Concurrently with the closing of the Reverse Split, the Company will make a filing with the SEC to eliminate its ongoing reporting obligations, and will make a filing with the OTC Bulletin Board to discontinue trading in its Common Stock. Consequently, there is not expected to be any public market for new Common Stock issued in connection with the Reverse Split.

        The Reverse Split and the Reorganization are being undertaken primarily because of the need to raise additional capital to fund operations. Substantially all of TeraGlobal's funding to date has come from financing activities rather than operating income. In 2000 and 2001, TeraGlobal raised and aggregate of $6.4 million and $6.1 million from financing activities, respectively. TeraGlobal expects to need approximately $6 million of additional capital in 2002 in order to sustain its operations, but has been unable to secure a firm commitment for that financing in a publicly traded entity.

        TeraGlobal began soliciting capital sources for investment in the third quarter of 2001. However, the amount of capital being invested in the technology and communications markets has declined significantly in the past year. TeraGlobal found few investment banking firms that were interested in raising capital for communications software companies. TeraGlobal entered into a letter of intent with an investment banker in October 2001 for a $6.6 to $9.9 million "best efforts" financing. However, the banker withdrew from that financing in January 2002. Other investment banking firms that were still interested in the communications market were investing only in companies with substantial revenues and strategic distribution agreements with significant channel partners.

        In the first quarter of 2002, TeraGlobal took several actions designed to give it the flexibility to offer securities that will appeal to different types of prospective investors. Each of these activities was aimed at increasing TeraGlobal's options for, and the likelihood of, a future financing. TeraGlobal's Board of Directors and stockholders approved: (1) an amendment to the Company's Certificate of Incorporation to authorize 1,000,000 shares of "blank check" Preferred Stock; (2) an amendment to the Company's Certificate of Incorporation to effect a 1-for-25 reverse split of the Company's issued and outstanding Common Stock; and (3) approval of the formation of a subsidiary corporation, and the authorization to transfer all of the Company's operating assets and certain of its liabilities to the new subsidiary. The authorization of the blank check Preferred Stock and the 1 for 25 reverse stock split was effected on March 15, 2002. TeraGlobal caused Wave Three to be formed, as a potential operating subsidiary, on April 2, 2002.

        Despite its efforts, TeraGlobal was unsuccessful in securing any interest in the sale of its securities, either with an investment banker or with a strategic alliance partner. While it sought long term financing, TeraGlobal funded its operations by borrowing $2.8 million under short term Convertible Promissory Notes. The Convertible Promissory Notes, issued primarily to WallerSutton, were secured by a first lien on all of TeraGlobal's assets and are currently due and payable. The holders of those Notes have the right to foreclose on the Company's assets and force a liquidation of the Company on an event of default (which has occurred).

        While TeraGlobal was unsuccessful in attracting interest for investment in it as a publicly traded entity, it did secure indications of interest from venture capitalists and early stage investors for an investment in a privately held entity holding TeraGlobal technology. On the strength of that interest, TeraGlobal was able to secure a term sheet for investment in Wave Three from a group of investors, led by WallerSutton (the "Term Sheet"). The Term Sheet provides that the investors will contribute approximately $1.5 million of new capital into Wave Three, if TeraGlobal proceeds with the Assignment of Assets and Liabilities. In addition, WallerSutton shall cause the $2.8 million of Convertible Promissory Notes agreed to be assigned to Wave Three and the principal and accrued interest under those Convertible Promissory Notes to be converted into shares of Wave Three's Series A Convertible Redeemable Preferred Stock.

        The initial financing in Wave Three is not expected to fill all of that entity's capital requirements. However, TeraGlobal believes, based on its size and current state of business development, that a privately held entity will be more attractive to the venture capital markets, and more likely to secure the funding it requires. The venture capital investors that TeraGlobal has approached have stated that they do not invest in publicly traded entities and that they would only be interested in investing in Wave Three. The Reorganization is therefore the best available alternative to provide liquidity to some of TeraGlobal's investors, and to preserve the opportunity for a going concern value for others.

        TeraGlobal considered the possibility of remaining a separate publicly traded corporation following the Assignment of Assets and Liabilities, but several factors rendered this untenable. The market for the Company's Common Stock has become illiquid, and is not expected to improve in the foreseeable future. Wave Three's need for additional capital would result in a further loss of control of that entity as it sold additional securities. Since TeraGlobal would have no operating assets or liabilities, and had no plans to develop any operating activities, it would also become subject to the reporting obligations of the Investment Company Act. Compliance with this act would impose additional regulatory requirements and other related costs on TeraGlobal. TeraGlobal has been advised that following the Assignment of Assets and Liabilities it would need to have fewer than 100 stockholders in order to avoid those regulatory requirements. The Board of Directors concluded that the Company did not have the resources or expertise to become an investment company, and that it was important to avoid the regulatory requirements of the Investment Company Act.

        The Reorganization was structured as a Reverse Split and the related cash-out of fractional shares, to (i) assure that the Company would meet the standards for going private, and (ii) provide the individual stockholder with a certain degree of flexibility to make his, her or its investment decision. The Company made its decision on the magnitude of the Reverse Split to ensure that it would reduce the number of its stockholders to below 100, based on stockholder records. TeraGlobal also chose the Reverse Split over alternative transaction structures because it provides the individual investor with the most discretion over his, her or its investment decision. Stockholders who want to cash out have the ability to sell their shares in the open market before the Reverse Split. Alternatively, they can wait to receive payment for at least a portion of their shares in the Reverse Split without concern for whether there is adequate liquidity in the open market, and without incurring transaction costs and commissions. Stockholders that want to retain their equity interest can retain their shares, and, if necessary, purchase additional shares in the open market to aggregate to more than 1,000 shares prior to the Reverse Split.

        Under Delaware law, the Reverse Split must be approved by a majority vote of the stockholders at a special meeting called for that purpose. The Reverse Split was approved pursuant to the Consent Resolution.

        As a result of the transaction, stockholders owning less than one full share of New Common Stock will be paid cash for such fractional share and will cease to be a stockholder of the Company. Stockholders owning greater than one full share after the Reverse Split will remain as a stockholder of the Company (owning any full shares after the Reverse Split and receiving cash for any fractional share). Upon the effectiveness of the Merger, those remaining stockholders would become holders of Common Stock of Wave Three.

        The Company will account for the purchase of the fractional shares as a purchase and retirement of its own stock. The purchase of the fractional shares will be treated as a reduction of stockholders' equity, made up of Common Stock, Paid In Capital and Retained Earnings.

        The receipt of cash for fractional shares will be deemed a sale of the fractional share for income tax purposes. The difference between the amount of cash received for the fractional share and the stockholder's tax basis in such share will be the gain or loss to be recognized. The gain or loss will generally be a capital gain or loss, with the nature being short term if owned less than one year and long term if owned for a year or more. There should be no tax effect with respect to the full shares owned by stockholders after the split. Stockholders should consult their own tax advisers for advice with respect to their particular situation.

        (b)    Not applicable.

        (c)    The information set forth under the caption "Terms of the Reverse Split—Effect of the Reverse Split" in the information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

        (d)    Stockholders will not be entitled to dissenters' rights in connection with the Reverse Split. Stockholders will be entitled to dissenter's rights in connection with the subsequent Merger. The information set forth under the caption "Terms of the Reverse Split—Dissenters' Rights" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

        (e)    TeraGlobal has not engaged, or made provision to obtain counsel or appraisal services for unaffiliated stockholders at its expense in connection with the Reorganization.

        (f)    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

        (a)    See (b) below.

        (b)    The information set forth under the caption "Past Contacts, Transaction, Negotiations and Agreements" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

        (c)    None.

        (d)    Not applicable.

        (e)    None.

Item 6. Purposes of the Transaction and Plans or Proposals

        (a)    Not applicable.

        (b)    The fractional shares of New Common Stock acquired by TeraGlobal in the Reverse Split will be held as treasury shares. TeraGlobal has no plans to re-sell or dispose of the treasury shares.

        (c)    After consummation of the Reverse Split, TeraGlobal plans to undertake the following transactions.

          (1)  The Reverse Split is part of an overall Reorganization that includes the Assignment of Assets and Liabilities, the Reverse Split and the Merger. After the Reverse Split, TeraGlobal plans to effect the Merger, in which it will merge into a subsidiary of Wave Three. Each stockholder that owned TeraGlobal Series A Preferred Stock or New Common Stock will receive shares of Wave Three Common Stock in the Merger. TeraGlobal's Series A Preferred Stockholders will receive an amount of shares of Wave Three Common Stock based upon the value of the Liquidation Preference per share of Series A Preferred Stock plus accrued and unpaid dividends. TeraGlobal Common Stockholders will receive shares of Wave Three Common Stock based upon a value $290.00 per share of TeraGlobal New Common Stock.

          (2)  Not applicable.

          (3)  See response to (c)(1) above.

          (4)  There are no current plans or proposals to change the present Board of Directors or management of TeraGlobal. However, after giving effect to the Reverse Split and the Merger Wave Three will be its only stockholder and it will not conduct active operations. Consequently, its ongoing requirements for a Board of Directors and management will diminish.

          Wave Three will initially have the same Board of Directors and management as TeraGlobal. Certain stockholders of Wave Three have entered into a Stockholders Agreement pursuant to which they have agree to vote to elect WallerSutton designees for three of five members of the Board following the earlier of the Reverse Split or July 1, 2002. There are also plans to enter into an executive compensation arrangement for the management of Wave Three which would provide a financial incentive for management to secure a sale of that corporation. There are also plans for Wave Three to adopt an employee stock option plan, and to grant its employees options to purchase shares of its Common Stock.

          (5)  Not applicable.

          (6)  The Company plans to make a filing with the OTC Bulletin Board to de-list the Company's Common Stock and terminate its public trading. The Company does not have any plans to apply for re-listing of any class of security on any national securities exchange or automated quotation system.

          (7)  The Company plans to certify to the SEC that it has reduced its number of stockholders of Common Stock to less than 300, and thereby terminate its registration under the Securities Act of 1934, as amended.

          (8)  The Company plans to make a filing with the SEC to suspend reporting under Section 15(d) of the Securities Exchange Act of 1934, as amended

          (9)  Not Applicable.

          (10) Not Applicable.

        (d)    Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects

        (a)    The information under the caption "Terms of the Reverse Split—Purposes of the Reverse Split" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

        (b)    The information under the caption "Terms of the Reverse Split—Alternatives Considered by the Company" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

        (c)    The transaction is being done at this time because TeraGlobal entered into the Assignment of Assets and Liabilities, in order to provide additional capital to fund operations of its business and to provide TeraGlobal with some additional liquidity. Having entered into that transaction, TeraGlobal has no operating assets and no current intention to conduct any business. Without taking action to reduce the number of its stockholders, TeraGlobal would continue to have reporting obligations under the Securities Act of 1934, as amended. It addition, it might be considered an investment company, subject to regulation under the Investment Company Act of 1940.

        (d)    Stockholders owning less than one full share of New Common Stock after the Reverse Split will be paid cash for such fractional share. The cash will be paid to them without deduction of brokerage commissions or other transaction costs. The Company's purchase of the fractional share will be considered a "sale" by the stockholder for tax purposes. The difference between the amount of cash received for the fractional share and the stockholder's tax basis in such share will be the gain or loss to be recognized. The gain or loss will generally be a capital gain or loss, with the nature being short term if owned less than one year and long term if owned for a year or more. Those persons owning less than one full share of stock after the Reverse Split will cease to be stockholders and will not have a continuing interest in TeraGlobal or Wave Three.

        Stockholders owning greater than one full share of New Common Stock after the Reverse Split, which includes TeraGlobal's affiliates, will remain as stockholders of the Company owning any full shares after the split and receiving cash for any fractional share. There should be no tax effect with respect to the full shares owned by stockholders after the Reverse Split. Concurrently, with the closing of the Reverse Split, the Company will make a filing with the SEC to eliminate its ongoing reporting obligations, and will make a filing with the OTC Bulletin Board to discontinue trading in its Common Stock. Consequently, there is not expected to be any public market for new Common Stock issued in connection with the Reverse Split. Thereafter, the Company intends to enter into the Merger, which will effect a conversion of TeraGlobal Common Stock into Common Stock of Wave Three.

Item 8. Fairness of the Transaction

        (a)    TeraGlobal reasonably believes that the consideration being offered in the Reverse Split to unaffiliated stockholders is fair.

        (b)    The information under the caption "Terms of the Reverse Split—Fairness of the Transaction" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

        (c)    The Reorganization is not structured to require approval of at least of majority of unaffiliated stockholders.

        (d)    The Board of Directors of TeraGlobal, a majority of which are not employees of TeraGlobal, have retained an unaffiliated representative to prepare a report concerning the fairness of the Reorganization to unaffiliated stockholders. The Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Reorganization.

        (e)    TeraGlobal's Board of Directors consists of five persons: Messrs. Cecil, Crabtree, Morris, Randall and Reddersen. Mr. Randall is the only employee of TeraGlobal. Messrs. Crabtree and Morris are employees of Waller Capital, LLC, the manager of WallerSutton, an affiliate of TeraGlobal. In connection with the Reorganization, the Board of Directors formed a Special Committee comprised of Messrs. Cecil, Randall and Reddersen to evaluate the method for effecting a "going private" transaction. The Special Committee voted in favor of recommending the Reorganization, including the Reverse Split, to the full Board of Directors. The Board of Directors of TeraGlobal then voted in favor of the Reorganization.

        (f)    TeraGlobal is not aware of any firm offers over the past two years to acquire TeraGlobal by merger or consolidation, sale of substantially all of its assets, or a purchase of TeraGlobal's securities.

Item 9. Reports, Opinions, Appraisals and Negotiations

        (a)    The Board of Directors has received an opinion from an investment banking firm with respect to the fairness of the consideration offered in the Reorganization to security holders who are not affiliates of TeraGlobal (the "Fairness Opinion").

        (b)

          (1)  The Fairness Opinion is being rendered by Duff & Phelps, LLC ("Duff & Phelps").

          (2)  Duff & Phelps is a nationally recognized investment banking firm that is regularly engaged to render financial opinions in connection with mergers and acquisitions, tax matters, corporate planning, and other purposes.

          (3)  Duff & Phelps was selected by the Board of Directors after interviews with a number of national and local investment banking firms. The Board reviewed all candidates and selected Duff & Phelps on the basis of (i) its experience in rendering opinions concerning the fairness of the amount of consideration offered in "going private" transactions, and (ii) its cost structure and experience in smaller transactions such as the Reorganization.

          (4)  There has been no material relationship during the past two years between between TeraGlobal, its affiliates, directors or executive officers and Duff & Phelps, its affiliates or unaffiliated representatives. Duff & Phelps received a fee in the amount of $50,000 plus reimbursement of expenses in connection with the Fairness Opinion. There are no other current arrangements to compensate Duff & Phelps, its affiliates or unaffiliated representatives for any services rendered to TeraGlobal, its affiliates, directors or executive officers.

          (5)  The Board of Directors of TeraGlobal determined the amount of consideration to be offered to fractional stockholders in the Reverse Split. Duff & Phelps was engaged to render an opinion as to whether the consideration was "fair" to the fractional stockholders.

          (6)  The information set forth under the caption "Term of the Reverse Split—Fairness Opinion" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

Item 10. Source and Amount of Funds or Other Consideration

        (a)    The total amount of funds needed to purchase the fractional shares of New Common Stock is approximately $150,000. TeraGlobal will obtain these funds through the redemption of Series A Common Stock of Wave Three. TeraGlobal has entered into an Agreement with Wave Three pursuant to which Wave Three will to redeem certain shares of its Series A Common Stock held by TeraGlobal for cash, which funds shall be used to effect the Reverse Split and pay for related expenses. Wave Three has obtained the funds from a private placement of its Series A Convertible Preferred Stock and Common Stock Purchase Warrants to investors, including principally WallerSutton.

        (b)    There are no conditions to TeraGlobal's right to cause Wave Three to redeem the Series B Common Stock of Wave Three, which will permit it to effect the Reverse Split. There are no alternative financing arrangements or plans in the event that Wave Three fails to provide the funds to TeraGlobal.

        (c)    TeraGlobal estimates incurring the following costs and expenses to structure and complete the Reorganization transaction:

Filing fees	$3,000
Legal expenses	60,000
Accounting expenses	7,500
Financial advisor expenses	50,000
Printing and mailing costs	7,500
Payment and Transfer Agent fees	5,000
Other miscellaneous costs	2,500

Total	$135,500

        TeraGlobal will pay the fees incurred in connection with the Reorganization transaction from the proceeds of the redemption of Common Stock of Wave Three.

        (d)    Not applicable.

Item 11. Interest in Securities of the Subject Company

        (a)    The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

        (b)    None.

Item 12. The Solicitation or Recommendation

        (a)    Not applicable.

        (b)    Not applicable.

        (c)    Not applicable.

        (d)    Since each holds in excess of 1,000 shares of Common Stock, none of the affiliates of TeraGlobal, nor its directors and executive officers are expected sell shares of New Common Stock to TeraGlobal in connection with the Reverse Split, except for fractional shares of New Common Stock.

The affiliates, directors and executive officers of TeraGlobal each voted to approve the Reorganization, including the Reverse Split and the Merger, pursuant to Board meetings and the Consent Resolution.

        (e)    Except for the vote to approve the Reverse Split by its affiliates, directors and executive officers, TeraGlobal is not aware that any of its affiliates, directors or executive officers has made a recommendation either in support or opposed to the transaction.

Item 13. Financial Statements

        (a)    TeraGlobal's financial statement information is incorporated herein by reference to its Annual Report on Form 10-KSB for the year ended December 31, 2001, filed with the SEC on April 1, 2002. TeraGlobal has incurred losses in each of the last two fiscal years. Book value per share of TeraGlobal's Common Stock was $(0.98) at December 21, 2001.

        (b)    The information contained under the caption "Pro Forma Financial Statements" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

        (a)    No persons have been retained to make solicitations or recommendations in connection with the Reverse Split.

        (b)    Other than as set forth under Item 10 above, no officer, class or employees or corporate assets has been or will be employed or used in connection with the Reverse Split.

Item 15. Additional Information

        None.

Item 16. Exhibits

        (a)    Information Statement. Incorporated by reference to the Company's Schedule 14C Information, Preliminary Information Statement, filed with the SEC on May 14, 2002.

        (b)    Agreement for the Redemption of Wave Three Class B Common Stock. Incorporated by reference to the Agreement filed as Exhibit 2.2 to the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 2002, and filed with the SEC on May 14, 2002.

        (c)    Opinion of Duff & Phelps, LLC. Incorporated by reference to Exhibit C of the Company's Schedule 14C Information, Preliminary Information Statement filed with the SEC on May 14, 2002.

        (d)    Not applicable.

        (e)    Not applicable.

        (f)    Description of Appraisal Rights. Incorporated by reference to the information contained under the caption "Terms of the Reverse Split—Dissenter's Rights" and Exhibit B of the Company's Schedule 14C Information, Preliminary Information Statement, filed with the SEC on May 14, 2002.

        (g)    None.

        (h)    Not Applicable.

Signatures

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TeraGlobal Communications Corp.
By:	/s/ ROBERT E. RANDALL Robert E. Randall, President

By:	/s/ JAMES A. MERCER III James A. Mercer III, CFO and Secretary